

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

July 28, 2017

Antonio Bonchristiano
Chief Executive Officer and
Chief Financial Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, New York 10022

> **Re: GP Investments Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2017**
> **File No. 333-219101**

Dear Mr. Bonchristiano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Joint Proxy Statement/Prospectus

Merger Consideration, page 28

1.   We note your disclosure on page 29 and elsewhere in the filing that you expect warrants issued to the Origination Agent will result in 3,537,412 warrants for shares of RMNI common stock and will represent approximately 20.5% of the total outstanding common stock of RMNI following the consummation of the businesses combination based on Scenario No. 1 assumptions. It appears that this calculation is based on basic shares rather than shares on a fully-diluted basis. As the warrants are assumed to be outstanding only on a fully diluted basis, please tell us why such percentage is not presented on a fully diluted basis.

Sources and Uses of Funds for the Business Combination, page 45

2.   We note that one of the uses of funds is the repayment of Rimini Street debt. We further note that the amount is described as additional payments to reduce the amounts owed under the Credit Facility to $50 million. Please explain to us why you have assumed you will reduce the Credit Facility to $50 million. It appears you have made different assumptions regarding debt repayment in your description of merger consideration on page 106 and in the pro forma financial statements on page 174.

Selected Historical Financial Information of GPIA, page 50

3.   You state that the financial information presented is in thousands, except per share amounts; however, this does not appear to be the case. Please revise accordingly.

Risks Related to the Consummation of the Domestication

Upon consummation of the business combination, the rights of holders of RMNI. . ., page 87

4.   We note that upon consummation of the business combination, the new certificate of incorporation and bylaws of RMNI will eliminate the common stockholders' abilities to call a special meeting or take action by written consent in lieu of a meeting, will require authorized holders of sixty-six and two-thirds percent of the then outstanding RMNI capital stock vote to amend RMNI's certificate of incorporation and bylaws, and will adopt Delaware as the exclusive forum for certain stockholder litigation. Please revise your risk factors section to provide a risk factor discussing the material risks to shareholder rights in adopting these provisions.

GPIA Business Combination Proposal

The Merger Agreement

Merger Consideration, page 104

5.   Refer to the table presented on page 106 that presents a calculation of the estimated merger consideration assuming a closing date of August 31, 2017. We note that the estimated closing date indebtedness and closing date cash is as of May 31, 2017 while the closing date unpaid transaction expenses is as of August 31, 2017. Given the fluidity of cash and debt balances, please tell us why such you believe balances as of May 31, 2017 is an appropriate proxy for the balances as of August 31, 2017. Furthermore, you present estimated cash from Rimini Street as of August 31, 2017 in the table on page 46. Please tell us why this amount is not presented as the estimated closing date cash as of August 31, 2017.

6.   Throughout your registration statement you state that 50,183,837 shares of RMNI common stock will be issued to stockholders of Rimini Street as merger consideration. Based on a per share issue price of $10.00 of RMNI shares, the total value of the shares to be issued equates to approximately $501.8M. Please reconcile the share value of $501.8 million to the merger consideration of $618.5 million presented on page 106 and explain the reconciling items. In doing so, tell us whether the 50,183,837 shares is an estimate as of May 31, 2017 or as of August 31, 2017, the expected closing date of the merger. Please make necessary revisions throughout your registration statement.

7.   Clarify when you will know whether additional equity or debt financing is needed to facilitate the proposed business combination and how you will advise shareholders of your intent to enter into such arrangements.

Background to Business Combination, page 119

8.   We note that GPIA made formal presentations to and/or submitted offers to a handful of companies, including Rimini Street. Please revise to provide the factors you initially considered that led to your initial decision to consider pursuing Rimini Street as a potential target.

9.   We note that on March 27, 2017 Messrs. Fleiss, Boscolo, Fisher, and Gant "discussed in greater detail a potential transaction involving Rimini Street and GPIA." Please revise to provide material details about what was discussed at that meeting.

10.   You state GPIA entered into an exclusivity period between April 18, 2017 and May 9, 2017. Please enhance your disclosure to clarify whether GPIA extended any offers to any other company as a potential investment opportunity during to this time.

Description of Discussions with Citi, page 125

11.   Please revise to disclose the method by which Citi was selected. If no other financial advisors were considered, please disclose that fact. Refer to Item 4(b) of Form S-4 and Item 1015(b)(3) of Regulation M-A.

Miscellaneous, page 127

12.   We note that Citi is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed April 17, 2015, that Citi agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Citi's interest in the consummation of the merger transaction and the

financial information and analyses Citi provided to your board's Special Transaction Committee who used such information to render their recommendation to the board to approve the merger transaction with Rimini Street.

U.S. Federal Income Tax Considerations, page 163

13.   We note that your exhibit index does not provide for a tax opinion. Please confirm that you will file the required opinion regarding tax matters or tell us why you believe an opinion is not required. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Information About Rimini Street

Competitive Strengths, page 207

14.   Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management's experience in the industry, if true. If applicable, please also provide independent supplemental materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your registration statement. The following are examples only of some of your competitive position assertions:

- "We are a global leader of independent enterprise software support services for Oracle and SAP products, based on a number of clients;"

- "Leading industry analyst firms have cited Rimini Street as a market leader;"

- ". . . regulatory changes are delivered in an accurate and timely manner that is typically earlier than traditional enterprise software vendors;"

- That you "achieved [y]our leadership position in independent enterprise software support. . . ."

Our Growth Strategy

Continue Global Expansion, page 208

15.   We note that you sell your services globally and that you generated approximately 31% of your revenue from outside of the United States. Please disclose material revenues derived from any individual foreign country and the basis for attributing revenues from external customers to individual countries. Please refer to Item 101(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street

Overview, page 219

16.   Please supplementally provide us with support for your statements about the industry in which you operate, marked to highlight the applicable sections and cross referenced to the relevant locations in your registration statement. If you do not have independent support, please revise to state that this is based on management's belief or experience in the industry, if true. For example:

- "[e]nterprise support products and services is one of the largest categories of overall global information technology spending;"

- "ERP, CRM, PLM and technology software platforms have become increasingly important in the operation of mission-critical business processes over the last 30 years, the costs associated with failure, downtime, security exposure and maintain the tax, legal and regulation compliance of these core software systems have also increased;"

- ". . .the majority of IT budget is spent on operating and maintaining existing infrastructure and systems."

Key Business Metrics

Number of Clients, page 221

17.   We note that you define a client as a distinct entity and that you count two separate clients, for example, when support for two different products is being provided to a single entity. We further note from page 208 that 48% of your clients have selected you to provide support for more than one product. For clarity, please disclose the number of individual entities that purchase your services for the periods discussed. Additionally, if possible, quantify what portion the increase in your client base is attributable to existing clients subscribing to additional products.

Results of Operations

Comparison of Three Months Ended March 31, 2016 and 2017

Net Revenue, page 225

18.   We note that your increase in net revenue was driven by an increase in the average number of clients. Please revise to clarify whether the "increase in the average number of clients" refers to an increase in the average number of your existing clients subscribing to

additional products or an increase in the number of overall entities you service. Also, please expand your discussion to indicate the underlying reasons for the increase in the number of clients.

Gross Profit, 225

19.   Please quantify each reason for the changes to your gross profit. We note this disclosure also appears on page 228. Refer to Item 303(a)(3)(i) of Regulation S-K.

20.   You state on page on page 222 that gross profit percentage is a key business metric. In light of this, please expand your discussion of gross profit to discuss the changes in gross profit percentage.

Liquidity and Capital Resources, page 231

21.   We note that you have significant contractual obligations due within the next 12 months especially related to principal, interest and other fees related to your Credit Facility. We further note that your available cash, cash equivalents and restricted cash does not appear sufficient alone to meet these cash obligations and that you have disclosed that you believe these capital resources combined with expected cash flow from operating activities will be sufficient to meet your anticipated cash needs for the next year or longer. Please elaborate on how you expect to meet your anticipated cash needs for the next year.

Cash Flows Summary, page 236

22.   Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Executive Compensation in Relation to Rimini Street

Non-Equity Inventive Plan Compensation, page 252

23.   Please expand your filing to disclose the quarterly and annual individual factors considered in determining the amount of non-equity incentive plan compensation that was awarded to your CEO and NEOs during 2016. Please refer to Item 402(o)(5) of Regulation S-K.

Executive Employment Agreements

Daniel B. Winslow, page 255

24.   We note that the offer letter agreement entered into on September 13, 2013 with Mr. Winslow was updated as of October 2014. Please file this agreement as an exhibit to your registration statement. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions

GPIA Related Person Transactions

Equity Commitment—Related Party, page 269

25.   Please file the equity commitment letter with GPIA, LLC as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-1

26.   Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Lisa Sellars, Staff Accountant, at (202)551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo P. Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

                                                                Sincerely,

                                                                /s/ Mara L. Ransom

                                                                Mara L. Ransom
                                                                Assistant Director
                                                                Office of Consumer Products

cc: Andrew Fleiss, GP Investments Acquisition Corp.
            Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
            Timothy Fesenmyer, Skadden, Arps, Slate, Meagher & Flom LLP